December 20, 2013

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop: 3030

Washington, DC 20549

Attention: Kate Tillan, Assistant Chief Accountant

Re:          Solar Power, Inc.

Response to Staff Comments dated December 6, 2013

Form 10-K for the year ended December 31, 2012

Filed April 19, 2013

Form 10-Q for the quarterly period ended September 30, 2013

Filed November 19, 2013

File No. 0-50142

Dear Ms. Tillan:

We provide below responses to the Staff’s comment letter dated December 6, 2013. As requested, these responses are keyed to correspond to the Staff’s comment letter, and we have set out each of the Staff’s comments below followed by our response.

Unless the context requires otherwise, reference to we, our, us, SPI or the Company in the responses below refer to Solar Power, Inc., the registrant.

Form 10-Q for the Quarterly Period Ended September 30, 2013

Item 1. Financial Statements

Note 12. Line of Credit, Loans Payable and Financing Obligations Loans Payable, page 17

1.

We note that the financed project facilities and the electricity grid-connection photovoltaic solar power generation facilities are collateral under your project loans with CDB. You disclose that CDB may sell the collateral. Please tell us where the collateralized assets with a carrying value of $27.5 million are carried on your financial statements.

Response:

The project loans with CDB are collateralized by assets with a carrying value of $27.5 million. These assets are included on our financial statements within Costs in excess of billings on uncompleted contracts and Notes receivable, current with carrying amounts of $20.8 million and $6.7 million, respectively.

Note 14. Fair Value of Financial Instruments, page 20

2.

You disclose that the carrying value and fair value of your notes receivable, noncurrent are $29.3 million and $25.8 million, respectively, as of September 30, 2013. Please tell us why the fair value of the notes is $3.5 million less than the carrying value. Explain how you determined the fair value and your consideration of whether the notes are impaired. Refer to FASB ASC 310-10-35.

Response:

The fair value of the notes receivable, noncurrent is $3.5 million less than its carrying value as a result of the note receivable for the Mountain Creek project with customer KDC. The carrying value of the note receivable, noncurrent for the Mountain Creek project is $14.3 million as of September 30, 2013. The remaining $15.0 million carrying value of the notes receivable, noncurrent relates to the note receivable for the Apple Orchard project with customer KDC. Fair value is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties. Because market values of the notes receivable are not readily available, the Company estimated fair value using Level 3 inputs. Construction of the Mountain Creek project, which collateralizes the note receivable, is currently in progress and not completed. This has created unsystematic liquidity risk in the market for notes receivable with unfinished collateral securing the project. Unsystematic liquidity risk addresses specific conditions related to the market characteristics of loan type (e.g. construction loans, including but not limited to, the unfinished nature of the collateral securing the project and the general turmoil in the construction markets). The Apple Orchard project is completed and as such, there is no unsystematic liquidity risk in the Apple Orchard note receivable. The Company used an income approach applying discounted cash flows to measure the fair value of the Mountain Creek note receivable. This note receivable bears interest of LIBOR plus 460bps and approximates market interest rates. The Company utilized a 4.0% discount rate to incorporate the unsystematic liquidity risk. We evaluated the note receivable for impairment in accordance with FASB ASC 310-10-35 and reevaluated KDC’s credit quality indicators including KDC’s position as one of largest privately held independent power producers on the East Coast and our past experience with successful and timely collections on past projects with KDC. The note receivable was entered into during the second quarter of 2013 and all payments through September 30, 2013 have been collected based on the agreed upon payment terms. Based on current information and events, we determined the note receivable is not impaired as it is probable that we will be able to collect all amounts due according to the contractual terms of the loan agreement.

The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned directly for further questions regarding these filings and this letter at CXi@spisolar.com.

Sincerely,

Solar Power, Inc.

By:          /s/ Charlotte Xi

Charlotte Xi, President